   ANIMAS RESOURCES LTD.                                      TSX.V: ANI

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#410 – 325 Howe St., Vancouver, BC Canada V6C 1Z7   Tel: 604-687-6197   Fax: 604-688-3392

Animas Resources Plans Drilling Program on the Tigre Skarn

VANCOUVER, BRITISH COLUMBIA--(Marketwire - March 2, 2010)

  Animas Resources Ltd. (TSX VENTURE: ANI - News)

Highlights:

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The El Tigre drilling intercepts significant skarn altered intervals of anomalous Mo, Bi, As, Sb and long intervals of anomalous zinc

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Gravity and detail modeling of the aeromagnetics confirms three major mineralized intrusive centers

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Major deep seated northeast trending structure identified

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+ 3,000 meter drilling program planned to begin shortly

Animas Resources is pleased to report that the El Tigre area has potential for skarn-type and porphyry mineralization.  The results of the ground gravity survey, detailed model reconciliation of the aeromagnetic data, compared to measured susceptibility in core, additional follow up mapping, and principle component analysis of our extensive geochemical data base verifies this potential at El Tigre. In addition, the gravity survey substantiates a major deep-seated northeast trending structural break coincident with known precious metal mineralization.  Analysis of the geochemical data clarifies the distinct area with the metal zoning patterns commonly associated with mineralized intrusive centers.

To view the "Bouguer Gravity" graphic, please click on the following link: http://media3.marketwire.com/docs/ani32a.jpg

El Tigre

El Tigre drill hole (ARET-001) contains significant intervals of anomalous Mo, Zn, Bi, As F, Sn, and Sb in strongly hornfelsed and skarned sedimentary rocks. This style of alteration and associated mineralization is common to the margins of major porphyry copper/molybdenum and intrusive-related zinc skarn systems. There are several zones of anomalous zinc throughout this hole including a 3.2 meter interval that averages 2.5% Zn. The entire hole contains anomalous molybdenum and fluorine with a maximum value of 1,075 ppm Mo. The bottom half of the hole also contains anomalous bismuth, arsenic and antimony. Comparing the observed aeromagnetics with the measured magnetic susceptibility, apparently a form of extensive magnetite veining in the drill hole suggest that the strong magnetic anomalies are not caused by an intrusive as they are elsewhere in the district. A derivative of the processed gravity data appears to outline the best known skarn altered sedimentary rocks.

Other Targets

While the drilling at Toro - Gregorio failed to find significant intervals of higher grade precious metals, the persistence of long intervals of altered and decalcified sediments is evidence of large volumes of fluids moving within this large district. The gravity survey appears to identify a major long and deep seated through going structure that may well represent the deep-penetrating faults in the basement, which may have served as hydrothermal conduits (similar to the Carlin Trend), or for evidence of volumes of dissolution and hydrothermal alteration (analogous to Cortez Hills).

To view the "Mo, Cu, K, V, Au Factor - High Temperature Mineralization" graphic, please click on the following link: http://media3.marketwire.com/docs/ani32b.jpg

Upcoming Exploration

Animas is currently planning a minimum of 3,000 meter core drilling program to test the El Tigre intrusive related precious and base metal targets to begin shortly. A test of the major deep penetrating structural target is being evaluated for precious metal mineralization.

Gregory E. McKelvey, President of Animas, commented, "We are encouraged that the skarn system at El Tigre contains mineralization indicative of a large 'porphyry-like' system. While there are many untested targets at Santa Gertrudis, the focus of our drilling will remain on testing the large targets including the El Tigre Skarn."

About Animas Resources Ltd.

Animas Resources Ltd., a North American mineral resource company focused on acquisition and discovery in Latin America, has re-consolidated the Santa Teresa District's Santa Gertrudis gold deposits and prospects within a 562 square kilometer land holding. Our mission is to grow Animas Resources through discovery and acquisition of high quality mineral deposits and to build upon the historic gold resource base at Santa Gertrudis, Mexico, and maintain a pipeline of only the highest quality projects.

This news release was prepared by Company management, who take full responsibility for its content. The technical disclosure in this press release has been reviewed by Dr. Roger Steininger, a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.

For additional information, contact Animas Resources Ltd. at 604-687-6197, or you may register to receive future news releases at www.animasresources.com.

Gregory E. McKelvey, President & Director

This press release contains "forward-looking information" which may include, but is not limited to, statements with respect to drilling plans, timing of our planned NI 43-101 resource report, timing of assays, resource estimates, projections, our planned exploration and drilling programs, the availability of future financing for exploration and other plans, projections, estimates and expectations. Such forward-looking statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, the risks and uncertainties outlined in our most recent financial statements and reports and registration statement filed with the Canadian securities administrators (available at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contact:

Gregory E. McKelvey

Animas Resources Ltd.

President & Director

604-687-6197

604-688-3392 (FAX)

www.animasresources.com